BROOKFIELD OFFICE PROPERTIES INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

notice is hereby given that the Annual Meeting of Shareholders of Brookfield Office Properties Inc. (the “Corporation” or “BPO”) will be held at Three World Financial Center on the 25th floor in New York, New York, USA on Thursday, May 3, 2012 at 11:00 a.m., New York time, for the following purposes:

1)	to receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2011, including the external auditor’s report;
2)	to elect directors who will serve until the end of the next annual meeting of shareholders;
3)	to appoint the external auditor who will serve until the end of the next annual meeting of shareholders and authorize the directors to set its remuneration; and
4)	to consider and, if deemed advisable, to approve an advisory resolution on the Corporation’s approach to executive compensation.

We will also consider other business that may properly come before the meeting or any adjournment thereof.

The Management Proxy Circular accompanying this Notice provides additional information relating to the matters to be dealt with at the meeting and is incorporated into and forms part of this notice.

You have the right to vote at the Annual Meeting of Shareholders if you are a BPO shareholder as at the close of business on Monday, March 12, 2012.

You do not have to vote in person at the meeting. The Management Proxy Circular tells you how to exercise your right to vote your shares.

By Order of the Board of Directors

BRETT M. FOX

General Counsel and Secretary

New York, New York, USA

March 30, 2012